SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cinedigm Corp.
(Name of Issuer)

Class A Common Stock, par value $0.001 par value
(Title of Class of Securities)

172406100
(CUSIP Number)

April 24, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,628,531 shares of Class A Common Stock issuable upon conversion of convertible notes (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,628,531 shares of Class A Common Stock issuable upon conversion of convertible notes (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,628,531 shares of Class A Common Stock issuable upon conversion of convertible notes (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 172406100	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Cinedigm Corp. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 902 Broadway, 9th Floor New York, NY 10010.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

The foregoing person is hereinafter sometimes collectively referred to as the “Reporting Person.”

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $0.001 par value (the “Class A Common Stock”).

Item 2(e).	CUSIP NUMBER:
172406100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 172406100	13G	Page 4 of 6 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned:

As of the date hereof, Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds") may, after giving effect to the NOL Blocker (as defined below), be deemed to be the beneficial owner of 7,628,531 shares of Class A Common Stock issuable upon conversion of the convertible notes held by the Highbridge Funds (the "Convertible Notes"). As discussed in Item 4(b) below, no Highbridge Fund is a greater than 5-percent shareholder (as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury regulations).

(b)	Percent of class:

Except as set forth below, the percentages used herein and in the rest of this Schedule 13G are calculated based upon 76,953,223 shares of Class A Common Stock reported to be outstanding as of February 10, 2015 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 12, 2015 and assumes the conversion of the Convertible Notes held by the Highbridge Funds, subject to the NOL Blocker. Therefore, as of the date hereof, Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.0% of the outstanding shares of Class A Common Stock of the Company.

CUSIP No. 172406100	13G	Page 5 of 6 Pages

Pursuant to the terms of the Convertible Notes, no Highbridge Fund can convert any of the Convertible Notes held by it if such Highbridge Fund would become, after any such conversion, a 5-percent shareholder (as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury regulations) (the "NOL Blocker"). The number of shares of Class A Common Stock set forth in Rows (6), (8) and (9) of the cover page for the Reporting Person and the percentage set forth in Row (11) of the cover page for the Reporting Person give effect to the NOL Blocker. Consequently, at this time, Highbridge International LLC is not able to convert all of the Convertible Notes held by it due to the NOL Blocker.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Class A Common Stock issuable upon conversion of the Convertible Notes held by the Highbridge Funds.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
See Item 4.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 172406100	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2015

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director